Exhibit 99.16

Form 62-103F3

ALTERNATIVE MONTHLY REPORTING SYSTEM REPORT

of an Eligible Institutional Investor under Part 4 of National Instrument 62-103

The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

(“NI 62-103”)

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report is being filed to amend information disclosed in an earlier report dated December 31, 2018.

Item 1 - Security and Reporting Issuer

1.1.	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares of:

Centerra Gold Inc.

1 University Avenue

Suite 1500

Toronto, Ontario

M5J 2P1

1.2.	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Toronto Stock Exchange

Item 2 - Identity of the Eligible Institutional Investor

2.1.	State the name and address of the eligible institutional investor.

BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries) (“BLK”)

55 East 52nd Street

New York, NY 10055

U.S.A.

2.2.	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

May 7, 2020 – BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries) (“BLK”) bought 359,775 common shares on the Toronto Stock Exchange at 12.63 CAD per share.

2.3.	State the name of any joint actors.

Not applicable.

2.4.	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

Each of BLK’s investment advisory subsidiaries for and on behalf of which BLK is filing this report is an eligible institutional investor and therefore is eligible to file reports under Part 4 of NI 62-103 in respect of the reporting issuer.

Item 3 - Interest in Securities of the Reporting Issuer

3.1.

State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

BLK previously filed a report under Part 4 of NI 62-103 in respect of Centerra Gold Inc. dated December 31, 2018 for security holdings of 28,782,309 common shares representing a security holding percentage of 9.85%. The net increase in security holdings since the last report is 3,744,160 common shares, resulting in BLK’s control or direction over an aggregate of 32,526,469 common shares. As a result, BLK’s security holding percentage of common shares has increased from 9.85% to 11.07% of the 293,816,251 issued and outstanding common shares of the reporting issuer.

3.2.

State the designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made.

As at May 31, 2020, BLK exercised control or direction over 32,526,469 common shares representing approximately 11.07% of the 293,816,251 issued and outstanding common shares of the reporting issuer.

3.3.	If the transaction involved a securities lending arrangement, state that fact.

The transaction triggering the reporting requirement did not involve a securities lending arrangement.

3.4.	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See Item 3.2 and 4.

3.5.

If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s security holdings.

Investment funds and client accounts managed by BLK own 66,937 short Contract for Difference derivatives of Centerra Gold Inc.

3.6.

If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7.

If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding

Not applicable.

Item 4 - Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(d)	a material change in the present capitalization or dividend policy of the reporting issuer;

(e)	a material change in the reporting issuer’s business or corporate structure;

(f)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(i)	a solicitation of proxies from security holders;

(j)	an action similar to any of those enumerated above.

BLK has control or direction but not ownership of the securities disclosed in Item 3.2. The securities are beneficially owned for investment purposes by investment funds or client accounts managed by BLK. BLK may from time to time purchase or sell additional securities, on behalf of its investment funds or client accounts, depending on prevailing economic and market conditions.

Item 5 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 6 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 7 - Certification

I, as the eligible institutional investor, certify, or I, as the agent filing the report on behalf of the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated the 10th day of June, 2020.

By:	“Casey Tyler”
	Name:	Casey Tyler
	Title:	Associate